Exhibit (a)(24)

CORPORATE OFFICE	TEL (604) 682-7082 FAX (604) 682-7092
P.O. Box 49330 Bentall Station Suite 1600–1055 Dunsmuir St. Vancouver, British Columbia Canada V7X 1P1	www.placerdome.com

December 22, 2005

To the Placer Dome team:

A few minutes ago, Barrick and Placer Dome jointly announced an agreement whereby Barrick will amend its offer to acquire all of Placer Dome's shares to provide increased consideration of $22.50 in cash or 0.8269 of a Barrick common share plus $0.05 in cash per Placer Dome share, subject to pro ration. I wanted you to hear this from me, and to take a few minutes to explain what this means for our company and for our people. Barrick's revised offer has received the unanimous support of our Board of Directors who, after a thorough and exhaustive process, believe it represents fair value for our shareholders. This revised agreement provides an additional $1 billion in value to our shareholders.

It also creates opportunities for Placer Dome people to participate in the success of the combined organization. Barrick and Placer Dome together will be the world's best gold company, and will possess exceptional growth potential as well as the scale, financial capabilities and expertise to capitalize on those opportunities.

In addition to the people, assets and projects that will make this union successful, our two companies share a commitment to excellence and efficiency, and to our core values of operating safely and responsibly. Capitalizing on these shared values is critical to building a strong organization that is well positioned for future growth and success.

Placer Dome has a long and rich history. I want to take this opportunity to thank each of you for your hard work and dedication, particularly over the last seven weeks as we have gone through a challenging process. You should all feel proud of the contributions you have made in supporting our Board in negotiating this improved agreement.

What's next? Placer Dome shareholders will be asked to tender their shares to the Barrick offer by January 19, 2006. For the time being, it is critical that each of us remains focused on our normal course of business. Barrick has stated that it will implement an integration plan as soon as possible. Barrick has also assured us that Placer Dome employees will be kept fully informed to ensure the smoothest transition possible. I know many of you will have questions, and we will do our best to answer them over the coming days.

Thank you again for your hard work and dedication to Placer Dome.

Peter Tomsett
President and Chief Executive Officer

Note to Security Holders: In response to the exchange offer by Barrick Gold Corporation, Placer Dome has filed in Canada and the U.S. and has mailed to its shareholders a Directors' Circular dated November 23, 2005, and has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, which includes the Directors' Circular as an exhibit thereto. These documents set forth the full response of the Board of Directors of Placer Dome to the Barrick Offer. Securityholders are urged to read the Directors' Circular, as well as the Solicitation/Recommendation Statement on Schedule 14D-9 (including amendments and supplements thereto and the other documents filed as exhibits thereto), because they contain important information. Security holders may obtain a copy of the Directors' Circular as well as any other documents filed by Placer Dome in connection with the exchange offer by Barrick, free of charge at the SEC's website at www.sec.gov, from Placer Dome at www.placerdome.com, or by contacting Georgeson Shareholder, the information agent retained by Placer Dome, at 1-866-245-2999.